Form 10-K, Exhibit 13
period 1996-06-30
PRAEGITZER INDUSTRIES INC
filed 1996-09-27
CIK 1007519

- --------------------------------------------------------------------------------
                                                                          Page 1
- --------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   OVERVIEW

   Praegitzer was formed in July 1981 to manufacture rigid multilayer printed circuit boards at its Dallas, Oregon facility. In 1983, the Company entered the assembly contract manufacturing business (the Assembly Operations). In 1987, a fire destroyed the entire Dallas facility. Much of the fiscal years ended June 30, 1988 and 1989 were spent building a new facility, installing state-of-the-art equipment and formulating upgraded processes for operations. An affiliate of the Company formed Praegitzer Design, Inc. (PDI) in 1988 to provide circuit design services. In January 1990, the Company acquired its White City, Oregon, facility. The White City facility specializes in medium-volume production of complex, rigid multilayer printed circuit boards. The acquisition of the White City facility was a cost-effective means for the Company to expand production and diversify and increase its customer base. In fiscal 1994, the Company sold the Assembly Operations. This sale was prompted by the perception by the Company's growing base of contract assembly customers that the Company was a competitor and the Company's desire to concentrate on its core competencies of printed circuit board design and fabrication. In November 1995, PDI merged with and into the Company.

   To provide its customers with fully integrated electronic interconnect solutions, the Company acquired Circuit Technology, Inc. (CTI), a printed circuit board manufacturer in Redmond, Washington, in November 1995 for approximately $16 million, including assumption of liabilities. The Redmond facility specializes in quick-turnaround prototype and low- volume production. The acquisition was accomplished by a merger of CTI with and into Praegitzer, and was accounted for under the purchasing accounting method.

   In April 1996, the Company acquired from Praegitzer Property Group, in exchange for approximately 1,370,000 shares of Company Common Stock, all of the real property and improvements on which the Company's Dallas and White City, Oregon, manufacturing facilities are located and assumed related indebtedness.

   In August 1996, the Company completed the acquisition of Trend Circuits, Inc., a printed circuit board manufacturer located in Fremont, California, for one million shares of Common Stock of the Company and $5 million in cash. In addition, the Company assumed approximately $11 million in debt. The cash obligations of the Company were funded by draws under its bank line of credit.

   RESULTS OF OPERATIONS
   The following table sets forth certain financial data for the Company for the periods indicated as a percentage of revenue:

                                                        YEARS ENDED JUNE 30,
                                                      1996      1995      1994

   Revenue                                          100.0%    100.0%    100.0%
   Cost of goods sold                                76.7      83.2      89.3
   Gross profit                                      23.3      16.8      10.7

- --------------------------------------------------------------------------------
                                                                          Page 2
- --------------------------------------------------------------------------------

   Selling, general and administrative expense        9.3      11.0      11.8
   Income (loss) from operations                     14.0       5.8      (1.1)
   Interest expense                                   1.9       2.7       2.3
   Other income (expense)                             0.3       0.1      (0.7)
   Income (loss) from continuing operations          12.4       3.2      (4.1)
   Pro forma provision (benefit) for income taxes     4.7       1.2      (1.8)
   Pro forma net income (loss) from
 continuing operations                                7.7%      2.0%     (2.3)%

   YEAR ENDED JUNE 30, 1996 COMPARED TO YEAR ENDED JUNE 30, 1995
   Revenue for the fiscal year ended June 30, 1996 was $95.1 million, an increase of $37.0 million or 63.7% from the fiscal year ended June 30, 1995. The increase resulted primarily from a net increase of $21.9 million or 38.0% in unit volume sales of the Company's products to contract manufacturers and telecommunications and instrumentation OEMs and, secondarily, approximately $15.1 million of this increase was due to the acquisition of CTI in November 1995.

   Gross profit for the fiscal year ended June 30, 1996 was $22.2 million or 23.3% of revenue, compared to $9.8 million or 16.8% of revenue for the fiscal year ended June 30, 1995. Cost of goods sold includes direct labor, materials and manufacturing overhead costs. The increase in gross margin was primarily the result of improved capacity utilization, changes in product mix, which resulted in increased sales of higher-priced printed circuit boards with a higher average layer count and higher gross margin, and greater yields at the Company's manufacturing facilities.

   Selling, general and administrative expense consists of salaries, incentive compensation and benefits for sales, marketing and administrative personnel, advertising and promotional expenses, professional fees and commissions paid to independent sales representatives. Selling, general and administrative expense for the fiscal year ended June 30, 1996 was $8.9 million or 9.3% of revenue, an increase of $2.5 million or 38.9% from the fiscal year ended June 30, 1995, primarily as a result of increased personnel and fixed costs required to support higher levels of sales and the acquisition of CTI. Selling, general and administrative expense decreased as a percentage of revenue from 11.0% to 9.3%, primarily as a result of operating efficiencies achieved by spreading fixed costs over a larger revenue base.

   Interest expense for the fiscal year ended June 30, 1996 was $1.8 million, an increase of $236,000 or 15.1% from the fiscal year ended June 30, 1995. The increase was the result of increased borrowing costs and increased borrowings required to finance the acquisition of CTI and increased sales.

   YEAR ENDED JUNE 30, 1995 COMPARED TO YEAR ENDED JUNE 30, 1994
   Revenue for fiscal 1995 was $58.1 million, an increase of $6.3 million or 12.2% from fiscal 1994. The increase resulted primarily from a net increase of $4.3 million or 8.3% in unit volume sales of the Company's products to telecommunications and instrumentation OEMs that was offset in part by a decrease of 39.9% in sales to computer OEMs, and, secondarily, to changes in product sales mix, which resulted in an increase of $1.9 million or 3.5% in sales of higher-priced printed circuit boards with a higher average layer count.

- --------------------------------------------------------------------------------
                                                                          Page 3
- --------------------------------------------------------------------------------

   Gross profit for fiscal 1995 was $9.8 million or 16.8% of revenue, compared to $5.5 million or 10.7% of revenue for fiscal 1994. The increase in gross margin was primarily the result of operating efficiencies, improved capacity utilization, changes in product mix which resulted in increased sales of higher-priced printed circuit boards with a higher average layer count and higher gross margin, and greater yields at the Company's manufacturing facilities.

   Selling, general and administrative expense for fiscal 1995 was $6.4 million or 11.0% of revenue, an increase of $324,000 or 5.3% from fiscal 1994, primarily as a result of increased employee benefits costs and consultant fees. Selling, general and administrative expense decreased as a percentage of revenue from 11.8% to 11.0%, primarily as a result of spreading fixed costs over a larger revenue base.

   Interest expense for fiscal 1995 was $1.6 million, an increase of $346,000 or 28.4% from fiscal 1994. The increase was primarily the result of increased borrowing costs, including increases in the prime interest rate.

   LIQUIDITY AND CAPITAL RESOURCES
   Since its inception, the Company has financed its operations and capital expenditures with cash from operations and debt financing. Net cash provided by operating activities for the fiscal year ended June 30, 1996 was $8.9 million, compared to net cash provided by operating activities of $5.0 million and $2.1 million for fiscal 1995 and 1994, respectively. As of June 30, 1996, the Company had $39,000 in cash and cash equivalents and working capital of approximately $10.7 million.

   In April 1996, the Company received net proceeds from its initial public offering of $19,340,000. The proceeds were used to pay off the outstanding line of credit balance at that time as well as other existing indebtedness and accrued S corporation dividends. Also during April 1996, the Company established a new $10.0 million line of credit, under which $985,000 was outstanding at June 30, 1996 and $9.0 million was available for borrowings based on eligible accounts receivable and inventory. Amounts outstanding under the line of credit bear interest at an annual rate equal to the 8.25%. At June 30, 1996, the Company was in compliance with all loan covenants. The Company also has a $10.0 million equipment line of credit which was not utilized and all of which was available for equipment purchases as of June 30, 1996.

   Capital expenditures were $7.5 million for the fiscal year ended June 30, 1996, and $3.7 million and $4.0 million in fiscal 1995 and 1994, respectively. These capital expenditures were primarily for the purchase of manufacturing equipment and plant modernization. Although the Company has no commitments in material amounts, it expects capital expenditures for the next 12 months to range from $8 million to $12 million for facilities expansion and equipment.

   The Company intends to pursue acquisitions as part of its growth strategy. Although the Company has no understandings, commitments or agreements with respect to any acquisition, the Company anticipates that one or more potential acquisition opportunities may become available in the future. The Company believes its existing cash and cash equivalents, credit facilities and cash from operations, will be sufficient to fund its operations for at least the next 12 months.

INDEPENDENT AUDITORS' REPORT

- --------------------------------------------------------------------------------
                                                                          Page 4
- --------------------------------------------------------------------------------

   The Board of Directors and Shareholders
   Praegitzer Industries, Inc.

   We have audited the accompanying balance sheets of Praegitzer Industries, Inc. as of June 30, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Praegitzer Industries, Inc. as of June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

   Portland, Oregon
   August 16, 1996


BALANCE SHEETS

Praegitzer Industries, Inc.


                                                                                 June 30,
                                                                         1996               1995
ASSETS
Current Assets:
  Cash and cash equivalents                                      $       38,687      $       23,060
  Receivables, net of allowance for doubtful accounts
     of $265,000 and $150,000 at June 30, 1996
     and 1995, respectively                                          13,073,861           7,262,151
  Due from related parties (Note 12)                                         --             381,807
  Due from shareholder (Note 12)                                             --             347,852
  Inventories (Note 4)                                                6,211,755           4,002,394
  Prepaid expenses                                                      206,129              84,932
  Current deferred tax asset (Note 13)                                  394,000                  --
     Total current assets                                            19,924,432          12,102,196

Property, Plant, and Equipment, Net (Note 5)                         24,795,705          17,130,246
Restricted Cash (Note 6)                                                305,956             303,625

- --------------------------------------------------------------------------------
                                                                          Page 5
- --------------------------------------------------------------------------------

Other Assets (Note 7)                                                 7,809,968             815,856
Total                                                            $   52,836,061      $   30,351,923

LIABILITIES AND EQUITY

Current Liabilities:
  Bank overdraft                                                 $      530,817      $      969,087
  Notes payable (Note 8)                                                     --           4,794,672
  Taxes payable                                                         943,000                  --
  Accounts payable                                                    5,157,913           5,891,228
  Accrued payroll and related benefits                                1,623,439             991,395
  Other current liabilities                                              55,045              50,633
  Current portion of long-term obligations                              870,874           1,301,842
     Total current liabilities                                        9,181,088          13,998,857

Long-Term Obligations, Net of current portion (Notes 9 and 10)        7,694,590          10,187,726
Deferred Tax Liability (Note 13)                                        896,000                  --
Contingencies and Commitments (Note 16)                                 423,450             423,450
Deferred Gain, Net of current portion                                        --              43,271

Shareholders' Equity:
  Preferred stock; 500,000 shares authorized, no shares
     issued and outstanding                                                  --                  --
  Common stock, 50,000,000 shares authorized and
     11,061,875 shares issued and outstanding at
     June 30, 1996 and 8,086,875 at June 30, 1995                    29,932,049           4,308,916
  Retained earnings                                                   4,708,884           1,389,703
     Total shareholders' equity                                      34,640,933           5,698,619
Total                                                           $    52,836,061      $   30,351,923

                      See notes to financial statements.


STATEMENTS OF OPERATIONS

Praegitzer Industries, Inc..

                                                                             Years Ended June 30,
                                                                   1996             1995             1994
Revenue                                                     $   95,101,170   $   58,096,178   $   51,757,135
Cost of goods sold                                              72,941,213       48,343,022       46,244,144
  Gross profit                                                  22,159,957        9,753,156        5,512,991
Selling, general, and administration expense                     8,283,048        6,405,667        6,082,006
Amortization of goodwill                                           612,500               --               --
Income (loss) from operations                                   13,264,409        3,347,489         (569,015)

Interest expense                                                 1,798,914        1,562,790        1,217,002
Other income (expense)                                             301,642           91,689         (353,110)

Income (loss) from continuing operations
  before income taxes                                           11,767,137        1,876,388       (2,139,127)
Provision for income taxes                                       1,445,000               --               --
Income from continuing operations                               10,322,137        1,876,388       (2,139,127)
Discontinued operations (Note 3):

- --------------------------------------------------------------------------------
                                                                          Page 6
- --------------------------------------------------------------------------------

  Loss on disposal of assembly division,
     including provision of $5,065,199 in 1994
     for operating losses during phase-out period                 (612,000)              --       (3,081,159)
Net income (loss)                                           $    9,710,137   $    1,876,388   $   (5,220,286)

Pro forma net income (loss) data (Note 13) (Unaudited):
  Income (loss) from continuing operations
     before income taxes, as reported                       $   11,767,137   $    1,876,388   $   (2,139,127)
  Pro forma (provision) benefit for income taxes                (4,472,000)        (690,865)         919,463
  Discontinued operations, as reported                            (612,000)              --       (3,081,159)
  Pro forma tax benefit of discontinued operations                 233,000               --        1,181,933
     Pro forma net income (loss)                            $    6,916,137   $    1,185,523   $   (3,118,890)

Pro forma net income per share (Note 19)
  (Unaudited) from:
     Continuing operations                                  $         0.80   $         0.13
     Discontinued operations                                         (0.04)              --
                                                            $         0.76   $         0.13
Pro forma weighted average shares outstanding
  (Note 19) (Unaudited)                                          9,110,233        8,823,717

                         See notes to financial statements.


STATEMENTS OF CASH FLOWS

Praegitzer Industries, Inc.

                                                                             Years Ended June 30,
                                                                   1996             1995             1994
Cash flows from operating activities:
  Net income (loss)                                         $    9,710,137   $    1,876,388   $   (5,220,286)
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
      Depreciation and amortization                              4,911,279        3,704,780        3,714,157
      Gain on sale of fixed assets                               (111,730)        (177,844)         (57,300)
      Gain on disposal of assembly division assets                      --               --      (1,984,040)
      Deferred taxes                                               502,000               --               --
      Provision for doubtful accounts                              292,354           64,518           53,932
      Recognition of deferred gain                                (43,271)         (18,547)               --
      Loss on discontinued operations                              612,000               --               --
      Changes in operating assets and liabilities:
        Receivables                                            (3,361,233)      (1,132,447)        2,048,049
        Inventory                                                (688,624)           76,265        3,605,243
        Other current assets                                      (89,664)         (20,892)           29,144
        Accounts payable                                       (2,684,743)          446,285        (343,774)
        Income taxes payable                                       943,000               --               --
        Accrued payroll and related benefits                       288,645          252,468        (224,516)
        Other current liabilities                              (1,336,809)         (67,269)          435,920
         Net cash provided by operating activities               8,943,341        5,003,705        2,056,529

Cash flows from investing activities:
  Additions to property, plant, and equipment                  (7,525,631)      (3,663,114)      (3,951,359)
  Proceeds from sale of assembly division assets                        --               --        6,864,443
  Additions to other assets                                             --        (372,897)               --
  Proceeds from sale of property, plant, and equipment             217,955          371,821          372,970
  Acquisition of Circuit Technology, Inc.                      (2,000,000)               --               --


- --------------------------------------------------------------------------------
                                                                          Page 7
- --------------------------------------------------------------------------------

  Net (additions to) reductions in amounts due from
     related parties and shareholders                          (2,594,714)        (138,050)          120,533
  Deposits refunded                                                     --               --          154,403
  Change in restricted cash                                        (2,331)         (13,946)        (139,679)
      Net cash provided by (used in) investing activities     (11,904,721)      (3,816,186)        3,421,311

Cash flows from financing activities:
  Net additions to (reductions in) short-term borrowings       (5,199,771)      (2,887,768)          251,867
  Borrowing of long-term debt                                    3,880,409        4,496,890        2,000,000
  Payments on long-term debt                                   (7,713,451)      (2,401,743)      (4,022,783)
  Proceeds from initial public offering, net of expenses        19,340,185               --               --
  Capital contributions                                                 --          497,153        2,197,306
  Dividends paid                                               (6,783,635)        (793,095)      (4,330,772)
  Payments on capital leases                                     (108,460)        (169,576)      (1,267,184)
  Increase (decrease) in bank overdrafts                         (438,270)           69,595        (305,819)
      Net cash provided by (used in) financing activities        2,977,007      (1,188,544)      (5,477,385)
Increase (decrease) in cash and cash equivalents                    15,627          (1,025)              455
Cash and cash equivalents at beginning of year                      23,060           24,085           23,630
Cash and cash equivalents at end of year                          $ 38,687   $       23,060   $       24,085
Supplemental disclosure of cash flow information-
  Cash paid during the year for interest                    $    1,789,375   $    1,553,460   $    1,179,881


Noncash investing and financing activities:

  During the year ended June 30, 1994, the Company acquired $811,591 of property, plant, and equipment under capital leases related to the assembly division.

  During the year ended June 30, 1994, the Company recorded a deferred gain of $92,727 for equipment which was sold and subsequently leased back.

  During the year ended June 30, 1994, the Company distributed $194,953 of property to a related party in exchange for a note receivable.

  During the year ended June 30, 1996, the Company used $526,720 of operating lease deposits toward the purchase of equipment.

  During the year ended June 30, 1996, the Company distributed dividends of $468,087 to a shareholder by reducing amounts due from shareholder.

                          See notes to financial statements.


STATEMENTS OF SHAREHOLDERS' EQUITY

Praegitzer Industries, Inc.


                                                                    PRAEGITZER INDUSTRIES, INC.         TOTAL
                                                              COMMON STOCK
                                                                                     RETAINED
                                                     NUMBER                          EARNINGS
                                                    OF SHARES        AMOUNT          (DEFICIT)
Balances, July 1, 1993
  as previously reported                           6,717,000    $   2,074,037    $   4,887,213    $   6,961,250

Effect of Praegitzer Property Group merger
  (Note 2)                                         1,369,875        4,510,675               --        4,510,675
Balances, July 1, 1993, as restated                8,086,875        6,584,712        4,887,213       11,471,925

Net earnings June 30, 1994                                --           68,158       (5,288,444)      (5,220,286)
Contributions                                             --        2,197,306               --        2,197,306
Dividends                                                 --       (4,330,772)              --       (4,330,772)
Balances, June 30, 1994                            8,086,875        4,519,404         (401,231)       4,118,173


- --------------------------------------------------------------------------------
                                                                          Page 8
- --------------------------------------------------------------------------------

Net earnings June 30, 1995                                --         (705,390)       2,581,778        1,876,388
Contributions                                             --          497,153               --          497,153
Dividends                                                 --           (2,251)        (790,844)        (793,095)
Balances, June 30, 1995                            8,086,875        4,308,916        1,389,703        5,698,619

Acquisition of Circuit Technology, Inc.              700,000        7,143,714               --        7,143,714
Net earnings June 30, 1996                                --         (392,679)      10,102,816        9,710,137
Initial public offering, net of expenses           2,275,000       19,340,185               --       19,340,185
Dividends                                                 --         (468,087)      (6,783,635)      (7,251,722)
Balances, June 30, 1996                           11,061,875    $  29,932,049    $   4,708,884    $  34,640,933



                          See notes to financial statements.


NOTES TO FINANCIAL STATEMENTS
THREE YEARS ENDED JUNE 30, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   NATURE OF BUSINESS-- Praegitzer Industries, Inc. (the Company or Praegitzer) is incorporated under the laws of the State of Oregon, and its principal business is the manufacture and sale of electronic circuit boards.

   USE OF ESTIMATES-- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   DISCONTINUED OPERATIONS-- In July 1993, the Company adopted a plan for the disposition of its assembly division (see Note 3).

   REVENUE RECOGNITION-- Revenue is recognized when goods are shipped to the customer.

   INVENTORIES are stated at the lower of cost (determined on a first-in, first-out basis) or market.

   CASH AND CASH EQUIVALENTS includes all cash and short-term debt instruments, including nonrestricted certificates of deposit, purchased with an original maturity of three months or less.

   PROPERTY AND EQUIPMENT-- Depreciation of property and equipment is provided on the straight-line method based on the estimated useful lives of the individual assets, primarily 5 to 10 years for equipment and 31 years for buildings. The Company records the assets and the related obligations of capital leases at amounts based upon the cash purchase price of the assets involved at the beginning of the lease term. Depreciation and amortization expense also includes amortization of equipment recorded under capital leases provided on the basis of the estimated useful lives of the individual assets, primarily 5 years, on the straight-line method.

   LOAN FEES-- Other assets include loan fees incurred by the Company. These fees are being amortized straight-line over the terms of the loans.

   GOODWILL-- The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period of eight years. Management reviews, on an ongoing basis, the continuing appropriateness of the remaining amortizable life and the net realizable value of the unamortized balance.

   INCOME TAXES-- The Company elected to be taxed under the S corporation provisions of the Internal Revenue Code through the effective date of the initial public offering by Praegitzer of common stock (the Offering). Under those provisions, the Company did not pay federal or state corporate income taxes on its taxable income. Instead, the shareholders were liable for federal and state income taxes on the Company's taxable income.

Actual and pro forma income taxes have been provided for under Statement of Financial Accounting Standards (FASB) No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

   S CORPORATION DIVIDENDS-- Historically, the Company has paid dividends to its shareholders in amounts which approximate the federal and state income taxes that are due as a result of the Company electing to be taxed as an S corporation as discussed above. In connection with the Offering, the Company distributed to its former shareholders substantially all of the undistributed cumulative income that had been taxed or was taxable to its former shareholders. This dividend was paid from the proceeds of the Offering.

   COMMON STOCK-- In November 1995, in anticipation of its Offering, the Board of Directors declared a

- --------------------------------------------------------------------------------
                                                                          Page 9
- --------------------------------------------------------------------------------

650,294-for-1 stock split of its common stock. All per share information in the accompanying financial statements has been retroactively adjusted to reflect this stock split.

2. ACQUISITIONS

   On November 15, 1995, Praegitzer acquired Circuit Technology, Inc. (CTI), a circuit board manufacturing company. The acquisition was accomplished by a merger of CTI with and into Praegitzer. The purchase price included $2,000,000 of cash and 700,000 shares of Praegitzer's common stock which was valued at $10.21 per share.

   The acquisition has been accounted for under the purchase method of accounting and, accordingly, the operating results of CTI have been included in the Company's combined financial statements since the date of acquisition. The estimated fair market value of assets and liabilities acquired was approximately $8,000,000 and $7,300,000, respectively. The excess of the aggregate purchase price over the fair market value of net assets acquired of $8,400,000 was recognized as goodwill and is being amortized over eight years.

   The following unaudited pro forma results of operations assume the acquisition occurred on July 1, 1994:

                                                       YEAR ENDED JUNE 30,
                                                    1996                1995
    Revenue                                  $  103,755,000      $   76,157,000
    Net income                                    6,851,000           1,167,000
    Net income per share                               0.71                0.12

   The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the CTI acquisition been consummated as of July 1, 1994, nor is it necessarily indicative of future operating results.

   In November 1995, Praegitzer Design, Inc. (PDI) merged with and into Praegitzer. As the entities were commonly controlled, the transaction was accounted for in a manner similar to a pooling of interests. The impact on the financial statements was insignificant.

   In April 1996, Praegitzer acquired all the assets and the related liabilities of Praegitzer Property Group (PPG) for net consideration of $12,120,000. Praegitzer issued 1,369,875 shares of its common stock to the sole proprietor of PPG. As the entities are commonly controlled, the transaction was accounted for in a manner similar to a pooling of interests. The impact of accounting for the transaction on the financial statements was insignificant.

   On August 16, 1996, Praegitzer acquired Trend Circuits, Inc. (Trend), a circuit board manufacturing company. The acquisition was accomplished by a merger of Trend with and into Praegitzer. The purchase price included $5,000,000 of cash and $1,000,000 shares of Praegitzer's common stock valued at $10.65 per share. The acquisition will be accounted for under the purchase method of accounting and, accordingly, the operating results of Trend will be included in the Company's financial statements after the date of acquisition. The excess of the aggregate purchase price over the fair market value of the net assets acquired will be recognized as goodwill and will be amortized over eight years.

3. DISCONTINUED OPERATIONS

   On July 1, 1993, the Company adopted a formal plan to sell its assembly contract manufacturing division. On April 25, 1994, the sale of substantially all of the assets of the assembly division was completed. The assets sold consisted primarily of inventory, property, plant and equipment. The selling price was $7,084,661, resulting in a gain of $1,984,040. The $3,081,159 net loss from discontinued operations for the year ended June 30, 1994 represents the $1,984,040 gain on the disposal of assembly division inventory, property, plant and equipment and a $5,065,199 loss incurred in 1994 on the assembly division operations. In connection with the assembly division sale, the Company agreed not to solicit any of the assembly division customers or employees for periods of five and two years, respectively.

   At June 30, 1994, the remaining assets of the assembly division were accounts receivable of $530,000 and inventory of $630,060, both of which are stated at net realizable value. These assets were disposed of in 1995 at no gain or loss.

   During 1996, the Company paid $612,000 in settlement of a prior contingency related to the assembly division. This amount was recorded as a loss from discontinued operations.

   The results of operations for the assembly division have been presented as discontinued operations in the accompanying financial statements. The assets of the assembly division sold in April 1994 consisted of the following:

- --------------------------------------------------------------------------------
                                                                         Page 10
- --------------------------------------------------------------------------------

  Inventories                                   $        484,661
  Equipment, at cost                                   6,179,835
  Less accumulated depreciation                       (3,826,305)
     Total equipment, net                              2,353,530
  Building, at cost                                    1,801,530
     Less accumulated depreciation                      (209,701)
       Total building, net                             1,591,829
  Land, at cost                                          450,383
     Total                                      $      4,880,403

   Revenue for the assembly division for the year ended June 30, 1994 was $15,927,588.

4. INVENTORIES

     Inventories consist of the following:

                                                    1996                1995
     Raw materials and supplies            $      1,824,463    $        936,087
     Work-in-process                              4,387,292           3,066,307
        Total inventories                  $      6,211,755    $      4,002,394

5. PROPERTY AND EQUIPMENT


                                                       USEFUL LIFE            JUNE 30,
  Land                                                        --   $    489,729   $    489,729
  Buildings and leasehold improvements                  10 to 31     10,752,978      9,276,851
  Equipment                                              3 to 10     34,393,561     27,446,118
  Office furniture and fixtures                          5 to 7         537,190        532,759
  Deposits on equipment                                       --        743,078         57,782
                                                                     46,916,536     37,803,239

  Less accumulated depreciation and amortization                    (22,120,831)   (20,672,993)
      Property and equipment                                       $ 24,795,705   $ 17,130,246


   At June 30, 1996 and 1995, the company had equipment of $347,208 and zero, respectively, financed with capital leases. The total accumulated amortization at June 30, 1996 and 1995 was $31,568 and zero, respectively.

6. RESTRICTED CASH

   Restricted cash at June 30, 1996 and 1995 consists of a $150,000 certificate of deposit maintained as collateral for a note payable and $155,956 and $153,625, respectively, reserved for payment of medical insurance claims that may arise subsequent to termination of the Company's current insurance contract. The Company has renewed the insurance contract through June 30, 1998.

7. OTHER ASSETS


                                                                                            1996                1995
  Equipment lease deposits                                                             $         --       $     526,720
  Loan fees, net of accumulated amortization of $20,088 and $97,953
     at June 30, 1996 and 1995, respectively                                                 22,468             289,136
  Goodwill, net of accumulated amortization of $612,500
     at June 30, 1996                                                                     7,787,500                  --
       Total other assets                                                              $  7,809,968            $815,856

8. NOTES PAYABLE
                                                                                            1996                 1995
  Note payable to Finova Capital Corporation under a
  $14,800,000 line of credit, paid April 1996                                          $         --       $   4,794,672

9. LONG-TERM NOTES PAYABLE

- --------------------------------------------------------------------------------
                                                                         Page 11
- --------------------------------------------------------------------------------

                                                                                            1996                1995
  Note payable to Finova Capital Corporation, paid April 1996                          $         --       $   3,990,827
  Mortgage payable to SeaFirst Mortgage Corporation, 8% at June 30, 1996,
     rate varies based on six-month certificates of deposit plus 2.75%, payable in monthly installments of $26,813 including interest, collateralized by
     plant facilities                                                                     3,054,815           3,091,567
  Note payable to MetLife Capital Corporation, 7.67% at June 30, 1996,
     interest rate varies at 30-day commercial paper rate plus 2.35%, payable in monthly installments of $7,622 including interest, collateralized by a
     $150,000 certificate of deposit and a deed of trust on PPG facilities
     located in White City, Oregon                                                          943,783             960,621
  Notes payable to Heller Financial, Inc., 10.10% at June 30, 1996, interest rate varies at highest defined rate announced by The First
     National Bank of Chicago plus 1.85%, due in monthly installments of
     $47,207 plus interest, collateralized by machinery and equipment and
     personally guaranteed by a shareholder                                               1,333,374                  --
  Note payable to First Security Bank of Idaho, paid April 1996                                  --             881,367
  Notes payable to Oregon Department of Energy, 7.4% to 9.95%, due in
     monthly installments of $22,489 including interest, unpaid principal and interest due June 1, 1998 through January 1, 2007, collateralized by equipment and a second deed of trust on PPG land and facilities located
     in Dallas, Oregon and personally guaranteed by a shareholder                         1,936,902           2,035,145
  Note payable to U.S. National Bank of Oregon, paid November 1995                               --             500,000
  Note payable, 9.00%, due in semi-annual installments of $6,090 including
     interest, collateralized by equipment                                                   20,541              30,041
  Note payable to PacifiCorp, 7.06%-8.25% at June 30, 1996                                   83,611                  --
  Line of credit of $10,000,000 payable to Key Bank, 8.25% at June 30, 1996,
     collateralized by inventory and accounts receivable, expires April 12, 1998            984,592                  --
       Subtotal                                                                           8,357,618          11,489,568
  Less current portion                                                                     (767,227)         (1,301,842)
       Total long-term notes payable                                                   $  7,590,391       $  10,187,726


   The Company's loan agreements with Heller Financial, Inc. and Key Bank contain covenants pertaining to maintenance of tangible net worth and maintenance of certain financial ratios. The Company was not in violation of any covenants at June 30, 1996.

   Maturities on the notes payable as of June 30, 1996 were as follows:

           YEAR ENDING JUNE 30,
               1997                                     $     767,227
               1998                                         2,232,098
               1999                                         1,301,408
               2000                                           215,076
               2001                                           230,178
             Thereafter                                     3,611,631
                  Total                                 $   8,357,618

10. OBLIGATIONS UNDER CAPITAL LEASES


                                                                             1996           1995
  Leases payable, 10.4% to 12.75% imputed interest, due in monthly
     installments ranging from $705 to $6,517 including interest       $     207,846     $       --
  Less current portion                                                       103,647             --
     Total                                                             $     104,199     $       --


11. OPERATING LEASES

   Praegitzer leases equipment under operating lease agreements which expire at various times. Future minimum rentals at June 30, 1996 under these agreements are as follows:

- --------------------------------------------------------------------------------
                                                                         Page 12
- --------------------------------------------------------------------------------

           YEAR ENDING JUNE 30,
               1997                                   $     1,521,704
               1998                                         1,300,968
               1999                                           916,669
               2000                                           551,417
               2001                                           261,550
                  Total                               $     4,552,308

   Several of Praegitzer's operating leases contain renewal options.

   Rent expense relating to the equipment leases totaled $796,642, $1,072,481, and $880,824 for the years ended June 30, 1996, 1995, and 1994, respectively.

12. RELATED-PARTY TRANSACTIONS

   The amounts due from shareholder of $347,852 at June 30, 1995 represents demand notes receivable due from Robert L. Praegitzer, a shareholder, bearing interest at 8%. All amounts due have been repaid.

   Praegitzer has sold printed circuit boards to Carillon Corporation, an Oregon corporation in which Robert L. Praegitzer is a 50% shareholder. Prior to August 17, 1994, Robert L. Praegitzer was the sole shareholder of Carillon Corporation. Sales to Carillon Corporation which related to the assembly division were $981,630 for the year ended June 30, 1994. Sales to Carillon Corporation for the years ended June 30, 1996 and 1995 were insignificant.

   The amounts due from Carillon Corporation of $313,407 at June 30, 1995 represents the excess of advances made by Praegitzer over repayments made by Carillon Corporation. All amounts due have been repaid.

   At June 30, 1995, the accompanying balance sheet includes $68,400 due from Virtual Image Displays, Inc., a corporation in which Praegitzer has a 50% ownership interest. Sales to Virtual Image Displays, Inc. for the years ended June 30, 1996 and 1995 were insignificant.

   During the year ended June 30, 1996, the Company had notes payable to shareholders of $3,337,960. The notes payable represented the undistributed cumulative income that had been taxed or was taxable to the previous shareholders of PDI and CTI, who are now shareholders of Praegitzer. The notes payable were repaid in April 1996.

13. INCOME TAXES

   The following information reflects income taxes on the Company's earnings from the date of the Offering to June 30, 1996. At the date of the Offering, the Company terminated its S corporation election and is now taxed as a C corporation.

          Current:
            Federal                                    $      891,000
            State                                              52,000
                                                              943,000

          Deferred:
            Federal                                           466,000
            State                                              36,000
                                                              502,000
                                                       $    1,445,000

   The income tax provision on earnings from continuing operations subsequent to the date of the Offering which are subject to income taxes differs from the statutory federal income tax rate due to the following:

         Federal income taxes at the statutory rate        $  1,402,000
         State income taxes, net of federal benefit              67,000
         State tax credits                                      (23,000)
         Other                                                   (1,000)
                                                           $  1,445,000

   The significant items comprising the Company's net deferred tax liability are disclosed below with the pro forma information. The following unaudited information reflects pro forma income taxes as if the Company's earnings from

- --------------------------------------------------------------------------------
                                                                         Page 13
- --------------------------------------------------------------------------------

continuing operations had been subject to federal and state income taxes as a C corporation for all periods presented:

                                           YEAR ENDED JUNE 30,
                                1996              1995              1994
    Current:
      Federal            $    4,278,000      $    946,858     $    (680,279)
      State                     742,000                --           134,338
                              5,020,000           946,858          (545,941)
    Deferred:
      Federal                  (595,000)         (299,874)          (35,240)
      State                      47,000            43,881          (338,282)
                               (548,000)         (255,993)         (373,522)
                         $    4,472,000      $    690,865     $    (919,463)

   The pro forma income tax provision on earnings from continuing operations subject to income taxes differs from the statutory federal income tax rate due to the following:


                                                                   YEAR ENDED JUNE 30,
                                                          1996           1995           1994
    Federal income taxes at the statutory rate     $   4,118,000    $   637,972   $   (727,303)
    State income taxes, net of federal benefit           323,000         81,811        (93,266)
    State tax credits                                   (171,000)       (39,084)      (112,189)
    Other                                                202,000         10,166         13,295
                                                   $   4,472,000    $   690,865   $   (919,463)


   Pro forma income taxes related to discontinued operations differs from the statutory rate primarily due to state income taxes, net of federal benefit.

   The pro forma tax effect of significant items comprising the Company's net deferred tax liability are as follows:

                                                        YEAR ENDED JUNE 30,
                                                    1996               1995
  Allowance for doubtful accounts            $      117,000     $       57,540
  Accrued expenses                                  376,000             18,745
  State income taxes - credits                      117,000            151,273
  State NOL                                              --            100,154
  Property, plant, and equipment                 (1,112,000)        (1,377,876)
                                             $     (502,000)    $   (1,050,164)

   Net deferred tax assets and liabilities are included in the following balance sheet accounts at June 30, 1996:

  Current deferred tax asset                                   $       394,000
  Deferred tax liability                                              (896,000)
  Net deferred tax liability                                   $      (502,000)

14. MAJOR CUSTOMERS

   During the years ended June 30, 1996, 1995, and 1994, the Company recognized 23%, 29%, and 46% of total revenue, respectively, from two customers.

15. EMPLOYEE BENEFIT PLAN

   In April 1990, Praegitzer instituted a 401(k) plan which covers all employees and permits discretionary contributions by the participants. The Company has contributed approximately $251,188 to the plan for the year ended June 30, 1996. The Company had not contributed to the plan on behalf of the employees prior to June 30, 1995.

16. CONTINGENCIES AND COMMITMENTS

- --------------------------------------------------------------------------------
                                                                         Page 14
- --------------------------------------------------------------------------------

   During the year ended June 30, 1994, a former employee brought suit against Praegitzer for wrongful discharge which resulted in a jury verdict against the Company totaling $423,450. Praegitzer has appealed the verdict and judgment. Management believes that the jury verdict was excessive; however, due to the uncertainty involved in the appeal process, the entire judgment has been accrued.

   The Company is involved as a defendant in litigation in the ordinary course of business, the outcome of which cannot be predicted with certainty. Management believes that any ultimate liability with respect to such litigation will not materially affect the financial position or results of operations of the Company.

17. STOCK INCENTIVE PLAN AND STOCK WARRANTS

   Praegitzer's Board of Directors and shareholders adopted and approved the 1995 Stock Incentive Plan (the Stock Incentive Plan) on December 19, 1995. Under the Stock Incentive Plan, the Board of Directors may grant incentive and non-qualified options, stock bonuses, restricted stock, stock appreciation rights, and cash bonus rights to employees and directors to purchase up to 1,500,000 shares of common stock. The Stock Incentive Plan shall continue in effect until all shares available for issuance have been issued. However, the Board of Directors can suspend or terminate the Stock Incentive Plan at any time except with respect to options and shares subject to restrictions then outstanding under the Stock Incentive Plan. Options to purchase a total of 667,000 shares of common stock with an exercise price of $9.50 - $12.00 per share have been granted and are outstanding. None of such options have been exercised. Such options generally vest at the rate of 25% per year and expire ten years from date of grant.

   In connection of the acquisition of CTI (see Note 2), Praegitzer issued stock warrants to purchase 46,333 shares of common stock to the former shareholders of CTI. The warrants can be exercised at $12 per share and expire in 2006.

At June 30, 1996, no shares had been purchased under the stock warrants.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities, and short-term borrowings approximates fair value because of the short-term maturity of these instruments.

   The fair value of long-term debt has been estimated by discounting projected future cash flows, using a current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. Current maturities of long-term debt were included and capital lease obligations were excluded. The fair value of the Company's long-term debt is estimated to be $8,400,289, or 100.5% of the carrying value of $8,357,617 at June 30, 1996.

19. PRO FORMA EARNINGS PER SHARE (UNAUDITED)

   Pro forma net income per share is based on the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options (using the treasury stock method). The shares outstanding for all periods give effect to the stock split described in Note 1 as well as the following pro forma adjustments:

                                                           YEAR ENDED JUNE 30,
                                                        1996            1995
  Average outstanding shares                         7,161,872       6,717,000
  Common stock equivalents - net                        40,024              --
  Shares deemed issued for S corporation dividend      538,462         736,842
  Shares issued for merger of PPG                    1,369,875       1,369,875
    Pro forma average shares                         9,110,233       8,823,717

   Common and common equivalent shares issued during the 12-month period prior to the proposed offering have been included in the calculation using the treasury stock method as if they were outstanding for all periods presented.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

  In the opinion of management, this unaudited quarter financial summary includes all adjustments, which are of a normal and recurring nature, necessary to present fairly the financial position, the results of operations, and of cash flows of the Company for the periods represented (in thousands, except per share amounts):

- --------------------------------------------------------------------------------
                                                                         Page 15
- --------------------------------------------------------------------------------


                                    SEPTEMBER 30,    DECEMBER 31,      MARCH 31,     JUNE 30,
                                       1995             1995            1996          1996
   Net sales                        $  17,951        $  22,618      $  25,778     $  28,754
   Gross profit                         3,954            4,966          5,977         7,263
   Increase from operations             2,540            2,839          3,717         4,168
   Income before taxes                  2,103            2,445          2,602         4,005
   Pro forma net income                 1,262            1,480          1,653         2,521
   Pro forma earnings per share          0.14             0.16           0.22          0.23


                                    SEPTEMBER 30,    DECEMBER 31,      MARCH 31,     JUNE 30,
                                       1995             1995            1996          1996
   Net sales                        $  14,291        $  14,324      $  13,399     $  16,082
   Gross profit                         2,306            2,180          2,069         3,198
   Increase from operations               645              521            638         1,543
   Income before taxes                    336              137            290         1,113
   Pro forma net income                   217               82            183           703
   Pro forma earnings per share          0.02             0.01           0.02          0.08
