Form 10-K/A, Exhibit 13
period 1996-06-30
PRAEGITZER INDUSTRIES INC
filed 1997-08-12
CIK 1007519

-------------------------------------------------------------------------------
                                                                         Page 1
-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------
                                                                         Page 2
-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------
                                                                         Page 3
-------------------------------------------------------------------------------

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

    The Company's loan agreements with Heller Financial, Inc. and Key Bank contain covenants pertaining to maintenance of tangible net worth and maintenance of certain financial ratios. These agreements provide that the Company must maintain a ratio of current assets to current liabilities of 1.1 to 1.0, and tangible net worth of $18 million plus 50% of its cumulative positive net income beginning March 31, 1996. They also provide that the Company can not
(i) borrow money or incur other debt except for debt subordinated to the Company's obligations to these lenders and certain previously contemplated equipment leases, (ii) acquire any business for a purchase price of more than $3 million, or (iii) grant other security interests without the lenders' consent, in addition to other customary covenants. The Company was not in violation of any covenants at June 30, 1996.

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

INDEPENDENT AUDITORS' REPORT

-------------------------------------------------------------------------------
                                                                         Page 4
-------------------------------------------------------------------------------

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


   /s/ DELOITTE & TOUCHE LLP

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

-------------------------------------------------------------------------------
                                                                         Page 5
-------------------------------------------------------------------------------

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
Discontinued operations (Note 3):

-------------------------------------------------------------------------------
                                                                         Page 6
-------------------------------------------------------------------------------

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


-------------------------------------------------------------------------------
                                                                         Page 7
-------------------------------------------------------------------------------

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


-------------------------------------------------------------------------------
                                                                         Page 8
-------------------------------------------------------------------------------

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

   COMMON STOCK-- In November 1995, in anticipation of its Offering, the Board of Directors declared a

-------------------------------------------------------------------------------
                                                                         Page 9
-------------------------------------------------------------------------------

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

   The results of operations for the assembly division have been presented as discontinued operations in the accompanying financial statements. The assets of the assembly division sold in April 1994 consisted of the following:

-------------------------------------------------------------------------------
                                                                        Page 10
-------------------------------------------------------------------------------

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

7. OTHER ASSETS


                                                                                            1996              1995
  Equipment lease deposits                                                             $         --      $     526,720
  Loan fees, net of accumulated amortization of $20,088 and $97,953
     at June 30, 1996 and 1995, respectively                                                 22,468            289,136
  Goodwill, net of accumulated amortization of $612,500
     at June 30, 1996                                                                     7,787,500                 --
       Total other assets                                                              $  7,809,968      $     815,856

8. NOTES PAYABLE
                                                                                            1996              1995
  Note payable to Finova Capital Corporation under a
  $14,800,000 line of credit, paid April 1996                                          $         --      $   4,794,672

9. LONG-TERM NOTES PAYABLE

-------------------------------------------------------------------------------
                                                                        Page 11
-------------------------------------------------------------------------------

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


11. OPERATING LEASES

   Praegitzer leases equipment under operating lease agreements which expire at various times. Future minimum rentals at June 30, 1996 under these agreements are as follows:

-------------------------------------------------------------------------------
                                                                        Page 12
-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------
                                                                        Page 13
-------------------------------------------------------------------------------

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

16. CONTINGENCIES AND COMMITMENTS

-------------------------------------------------------------------------------
                                                                        Page 14
-------------------------------------------------------------------------------

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

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

  In the opinion of management, this unaudited quarter financial summary includes all adjustments, which are of a normal and recurring nature, necessary to present fairly the financial position, the results of operations, and of cash flows of the Company for the periods represented (in thousands, except per share amounts):

-------------------------------------------------------------------------------
                                                                        Page 15
-------------------------------------------------------------------------------


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
